                                                              John R. Thomas
                                                           Direct (503) 294-9448
June 21, 2006                                               jrthomas@stoel.com



VIA EDGAR AND OVERNIGHT COURIER

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549

RE:     VERASUN ENERGY CORPORATION
        FORM S-4
        FILED APRIL 18, 2006
        FILE NO. 333-133342

Dear Ms. Long:

This letter is the response of VeraSun Energy Corporation (the "Company") to the Staff's comments to the above-referenced Form S-4. The Company has included each of the Staff's comments from its comment letter dated May 12, 2006 and the Company's responses below. The Company has filed Amendment No. 1 to the Registration Statement on Form S-4 ("Amendment No. 1") via EDGAR and has sent three marked courtesy copies of that document to Matt Franker of your office.

General

      1. PLEASE REVISE THE DISCLOSURE IN THIS DOCUMENT TO REFLECT COMMENTS ISSUED IN OUR LETTER DATED APRIL 27, 2006, RELATING TO YOUR REGISTRATION STATEMENT ON FORM S-1, FILE NO. 333-132861.

            The Company has made the requested revisions throughout Amendment No. 1 to conform Amendment No. 1 to the Form S-1, as amended, through and including the prospectus filed pursuant to Rule 424(b)(4) of the Securities Act of 1933.

      2. TO THE EXTENT ADDITIONAL SUBSIDIARIES OF THE COMPANY COME INTO EXISTENCE AND ARE MADE GUARANTORS ON THE EXCHANGE NOTES PRIOR TO THE EXPIRATION OF THE OFFERING
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Pamela A. Long
June 21, 2006
Page 2

            PERIOD, WE ASSUME YOU WILL UPDATE THE FACING PAGE, THE SIGNATURE PAGES, AND FINANCIAL STATEMENTS TO REFLECT THE ADDITIONAL GUARANTORS.

            On May 4, 2006, the Company's wholly owned subsidiary, VeraSun Welcome, LLC ("Welcome"), executed a supplemental indenture to become a guarantor and pledged its assets under the indenture, the notes and the security documents. Accordingly, the Company has added Welcome as a registrant and updated the facing page, the signature pages and the financial statements accordingly.

            To the extent additional subsidiaries of the Company come into existence and are made guarantors on the registered notes prior to the expiration of the offering period, the Company will register the guarantees and update the facing page, the signature pages and the financial statements to reflect the additional guarantors.

      3. PLEASE CONFIRM SUPPLEMENTALLY THAT THE OFFER WILL BE OPEN FOR AT LEAST 20 FULL BUSINESS DAYS TO ENSURE COMPLIANCE WITH RULE 14e-1(a). FURTHER, PLEASE CONFIRM THAT THE EXPIRATION DATE WILL BE INCLUDED IN THE FINAL PROSPECTUS DISSEMINATED TO SECURITY HOLDERS AND FILED PURSUANT TO THE APPLICABLE PROVISIONS OF RULE 424.

            The offer to exchange the notes will be open for at least 20 full business days to comply with Rule 14e-1(a) of the Exchange Act. The expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

      4. WE NOTE THE ESCROW ACCOUNT AND SPECIAL OFFER TO PURCHASE THE NOTES IN THE EVENT THAT VERASUN DOES NOT PROCEED WITH OR COMPLETE THE CONSTRUCTION OF THE CHARLES CITY FACILITY. PLEASE GIVE US A DETAILED LEGAL ANALYSIS THAT SUPPORTS YOUR CONCLUSION THAT THE PRIVATE PLACEMENT OF THE OLD NOTES IS COMPLETE. IN ADDITION, PLEASE FILE THE ESCROW AGREEMENT AS AN EXHIBIT TO YOUR REGISTRATION STATEMENT.

            The escrow account and the special offer to purchase the notes are terms of the notes themselves. The effect of these provisions is substantially similar to the effect of mandatory prepayment or put option provisions that require the issuer to repurchase the securities upon the occurrence of a specified event, such as a change of control. The escrow only serves as security for the noteholders to ensure that the proceeds of the note offering are used for construction of the Charles City Facility.

            The initial purchasers made their investment decision when they purchased the notes containing these provisions and they did not, and do not, have any discretion or control over the specified conditions. The construction of the Charles City Facility is
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Pamela A. Long
June 21, 2006
Page 3

            wholly outside of the control of the initial purchasers. Accordingly, the private placement of the notes containing these provisions that occurred on December 21, 2005 was completed on that date when the notes were authenticated and executed in accordance with the indenture.

            The escrow agreement was filed as an exhibit to the indenture. Please refer to Exhibit 4.1.

Summary, page 1
The Exchange Offer, page 6

      5. PLEASE BRIEFLY DISCUSS THE ACCOUNTING TREATMENT OF THE TRANSACTION. SEE FORM S-4, ITEM 4(a)(5).

            The Company has made the requested revision. Please refer to page 9 of Amendment No. 1.

Collateral, page 10

      6. PLEASE PROVIDE THE BOOK VALUE OF THE ASSETS THAT ARE SECURING THE REGISTERED NOTES AS OF THE DATE OF THE LATEST FINANCIAL STATEMENTS IN THE PROSPECTUS.

            The Company has added the requested disclosure. Please refer to page 11 of Amendment No. 1.

      7. PLEASE QUANTIFY THE MARKET VALUE OF THE COMMON STOCK OF VERASUN AURORA CORPORATION AND VERASUN FORT DODGE.

            The Company has added disclosure that indicates that the market value of the capital stock of VeraSun Aurora Corporation ("VAC") and VeraSun Fort Dodge ("VFD") "each significantly exceeds $42 million." Because it is typically difficult for issuers to value the capital stock of a wholly owned subsidiary, the Company has not provided a specific valuation. In addition, the Company's management believes that providing a specific valuation may be misleading to a potential investor because, while the capital stock of each of VAC and VFD is not a part of the collateral securing the notes, the assets of VAC and VFD, which compose the valuation of the VAC and VFD capital stock, do constitute collateral. Disclosing the valuation of the capital stock might lead a potential investor to believe that the valuation of the collateral must be reduced by the valuation of the capital stock to arrive at the amount of collateral securing the notes. Please refer to page 11 of Amendment No. 1.
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Pamela A. Long
June 21, 2006
Page 4

      8. TELL US SUPPLEMENTALLY WHETHER THERE HAS BEEN ANY CHANGE IN THE SUBSIDIARIES WHOSE STOCK IS INCLUDED IN THE COLLATERAL POOL SINCE YOU ISSUED THE OLD NOTES. TELL US WHETHER THERE HAS BEEN ANY CHANGE SINCE YOU FILED THE REGISTRATION STATEMENT. FINALLY, TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO WHETHER THE POTENTIAL FOR A SHIFT IN THE COLLATERAL POOL AFFECTS THE REQUIREMENT THAT SECURITIES EXCHANGED IN A TRANSACTION IN RELIANCE ON THE EXXON CAPITAL LINE OF LETTERS BE IDENTICAL. GIVEN THE POTENTIAL FOR A SHIFT IN THE COLLATERAL POOL DURING THE EXCHANGE OFFER, PLEASE SUPPLEMENTALLY CONFIRM THAT THE SECURITY PROVISIONS IN BOTH THE OLD AND NEW NOTES ARE IDENTICAL. WE MAY HAVE ADDITIONAL COMMENTS UPON REVIEW OF YOUR RESPONSE.

            As indicated in response no. 2 above, the membership interests and assets of Welcome have been added to the collateral pool since the Company issued the old notes and filed the Registration Statement on Form S-4 for the exchange offer. Indentures governing the terms of notes frequently contain springing obligation provisions requiring subsidiaries to become guarantors of the notes if they guarantee other indebtedness of the issuer. Similarly, the indenture in this case governs the terms of both the old and new notes and contains such a provision. Accordingly, a guarantor required under the old notes will also be required to guarantee the new notes since the springing obligation requirement and other terms are identical, in accordance with the standards established by the Exxon Capital line of no-action letters.

            In addition, the collateral package securing payments of interest and principal on the old notes is identical to the collateral for the new notes. The old notes are, and the new notes will be, secured by (i) a first priority lien on the escrow account into which $125.0 million of the net proceeds of the notes offering were deposited for construction of the Charles City Facility and (ii) substantially all of the assets of the Company and certain of its restricted subsidiaries, excluding those assets securing the Company's payment obligations under its credit agreement. Therefore, any changes in collateral required under the security documents and the indenture that occur will have identical effects on both the old and new notes since both are governed by the same terms and provisions. For instance, if all of the $125.0 million is withdrawn from escrow to build the Charles City Facility, then the old and the new notes would no longer have the benefit of the escrow as such funds would have been expended in accordance with the indenture and the security agreements governing the old and new notes. A further example is that assets acquired by the Company after the initial offering of the old notes such as real property sites for future ethanol production

Pamela A. Long
June 21, 2006
Page 5

            facilities are required under the old and new notes to be covered by a mortgage for the benefit of the noteholders.

      9. SUPPLEMENTALLY CONFIRM THAT YOU WILL ADVISE THE STAFF OF ANY CHANGE IN THE SUBSIDIARIES WHOSE STOCK IS INCLUDED IN THE COLLATERAL POOL PRIOR TO EFFECTIVENESS.

            The Company will advise the Staff of any change in the subsidiaries whose capital stock is included in the collateral pool prior to effectiveness of the Registration Statement on Form S-4.

Risk Factors, page 17

      10. WE NOTE YOUR REFERENCE TO CROSS-DEFAULT PROVISIONS ON PAGE 61. PLEASE CONSIDER PROVIDING A RISK FACTOR TO DISCUSS THE APPLICABILITY OF CROSS-DEFAULT AND ACCELERATION PROVISIONS IN DEBT INSTRUMENTS TO THE INDENTURE AS WELL AS THE COMPANY'S ABILITY TO REPAY ALL ACCELERATED INDEBTEDNESS, INCLUDING THE EXCHANGE NOTES, SIMULTANEOUSLY.

            The Company has added disclosure to the risk factor entitled "Our level of indebtedness could adversely affect our ability to react to changes in our business, and we may be limited in our ability to use debt to fund future capital needs" addressing the noted risks. Please refer to page 17 of Amendment No. 1.

      11. PLEASE INDICATE THAT YOU MAY NOT HAVE ENOUGH CASH TO REDEEM THE NOTES AT A PREMIUM. IN ADDITION, WE NOTE YOUR DISCLOSURE IN THE SECOND PARAGRAPH UNDER REPURCHASE OF NOTES UPON A CHANGE OF CONTROL ON PAGE 60. PLEASE CONSIDER ADDING A RISK FACTOR TO DISCUSS THESE RISKS.

            The Company has added disclosure to the risk factor entitled "Our level of indebtedness could adversely affect our ability to react to changes in our business, and we may be limited in our ability to use debt to fund future capital needs" addressing the noted risks. Please refer to page 17 of Amendment No. 1.

Rights of noteholders in the collateral may be adversely affected . . ., page 20

      12. THE STATEMENTS YOU MAKE IN THIS RISK FACTOR SEEM TO CONTRADICT THE REQUIREMENTS OF SECTION 314 OF THE TRUST INDENTURE ACT. PLEASE REVISE.

            The Company has made the requested revisions. We deleted the reference that suggested that the Company might not inform the Trustee or Collateral Agent of
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Pamela A. Long
June 21, 2006
Page 6

            future acquisitions of property and rights that constitute collateral securing the payment obligations on the notes. Please refer to page 20 of Amendment No. 1.

The Exchange Offer, page 31
Procedure for Tendering Outstanding Notes, page 33

      13. WE NOTE THAT "[Y]OUR INTERPRETATION OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER WILL BE FINAL AND BINDING ON ALL PARTIES." PLEASE REVISE TO INCLUDE AN OBJECTIVE STANDARD FOR THE DETERMINATION OF ANY CONDITIONS TO THE OFFER HAVE BEEN SATISFIED. SIMILARLY REVISE THE LETTER OF TRANSMITTAL.

            As stated on page 7 of Amendment No. 1, the exchange offer is not subject to any conditions other than that the exchange offer does not violate law or any interpretation of the Staff. The Company will determine that these conditions have been satisfied based on the advice of counsel and it will not waive these conditions. The Company has modified the disclosure on page 34 to clarify the objective standard used to evaluate compliance with the administrative procedures that are required in order to participate in the exchange offer.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes, page 34

      14. PLEASE REVISE TO STATE THAT THE ISSUER WILL ISSUE THE NEW NOTES PROMPTLY AFTER EXPIRATION OF THE OFFER, RATHER THAN AFTER ACCEPTANCE. SEE EXCHANGE ACT RULE 14e-1(c). PLEASE ALSO DISCLOSE THAT ALL CONDITIONS MUST BE SATISFIED OR WAIVED PRIOR TO EXPIRATION OF THE OFFER.

            The Company has made the requested revision. Please refer to page 35 of Amendment No. 1.

Description of Notes, page 38

      15. PLEASE REVISE THE STATEMENT THAT THE DESCRIPTION OF THE INDENTURE DOES NOT DEFINE A HOLDER'S RIGHTS AS A HOLDER OF THE NOTES. THIS MAY SUGGEST THAT INVESTORS DO NOT HAVE RIGHTS UNDER THE FEDERAL SECURITIES LAWS WITH RESPECT TO THE DISCLOSURE IN THIS PORTION OF THE PROSPECTUS.

            The Company has made the requested revision. Please refer to page 39 of Amendment No. 1.
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Pamela A. Long
June 21, 2006
Page 7

      16. REVISE TO STATE THAT THE INDENTURE HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

            The Company has made the requested revision. Please refer to page 39 of Amendment No. 1.

Repurchase of Notes upon a Change of Control, page 60

      17. PLEASE REVISE TO DISCLOSE THAT ANY REPURCHASE OFFER MADE PURSUANT TO THE CHANGE OF CONTROL PROVISIONS WILL COMPLY WITH ANY APPLICABLE REGULATIONS UNDER THE FEDERAL SECURITIES LAWS, INCLUDING RULE 14E-L UNDER THE EXCHANGE ACT.

            The Company has made the requested revision. Please refer to page 61 of Amendment No. 1.

Definitions, page 71

      18. PLEASE REVIEW THIS SECTION AND DELETE TERMS WHOSE MEANINGS ARE GENERALLY UNDERSTOOD OR ARE OBVIOUS FROM CONTEXT. TWO EXAMPLES INCLUDE "BOARD OF DIRECTORS" AND "GAAP."

            The Company has reviewed the definitions in the section entitled "Description of Notes" and deleted those definitions that are generally understood or are obvious from context. The Company has retained the definition of "Board of Directors," however, because the definition makes clear to noteholders that it encompasses the equivalent of a corporate "Board of Directors" in the partnership or limited liability context.

Use of Proceeds, page 92

      19. PLEASE REVISE TO DISCLOSE THE INTEREST RATE AND MATURITY OF INDEBTEDNESS REPAID WITH THE PROCEEDS OF YOUR NOTES AND EQUITY OFFERINGS. REFER TO INSTRUCTION 4 TO ITEM 504 OF REGULATION S-K.

            The Company has made the requested revision. Please refer to page 93 of Amendment No. 1.

Exhibits

      20.   PLEASE NOTE THAT WE WILL REVIEW YOUR LEGAL OPINION WHEN IT IS FILED.
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Pamela A. Long
June 21, 2006
Page 8

            Our legal opinion has been filed as Exhibit 5.1 to Amendment No. 1.

Signatures, page II-4

      21. THE SIGNATURE PAGES FOR EACH CO-REGISTRANT SHOULD INCLUDE THE SIGNATURES OF THE PRINCIPAL EXECUTIVE OFFICER, PRINCIPAL FINANCIAL OFFICER, AND THE CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER.

            The signature pages have been revised to address this comment.

Exhibit 99.1, Letter of Transmittal

      22. DELETE THE LANGUAGE IN THE LETTER OF TRANSMITTAL REQUIRING THE NOTE HOLDER TO ACKNOWLEDGE OR CERTIFY THAT HE/SHE HAS "READ," "REVIEWED," OR "UNDERSTANDS" ALL OF THE TERMS OF THE EXCHANGE OFFER.

            The Company has made the requested revision. Please refer to the revised letter of transmittal.

Please address any questions or comments you may have about this letter and the Registration Statement to me at (503) 294-9448.

Very truly yours,



/s/ John R. Thomas
------------------
John R. Thomas

Enclosures

cc:     Mr. Chris Edwards, Special Counsel (w/encl.)
        Mr. Matt Franker, Staff Attorney (w/encl.)
        Mr. Ernest Greene, Staff Accountant
        Mr. Scott Watkinson, Senior Staff Accountant
        Mr. Donald L. Endres
        Mr. Danny C. Herron
        Mr. John M. Schweitzer